Exhibit 99.2

UNITED UTILITIES PLC – DIRECTORS DECLARATION

The following information is provided in compliance with paragraph 16.4 of the Financial Services Authority's Listing Rules in respect of the appointment of Mr Tom Drury as an executive director of United Utilities PLC on 9 May 2005.

i) Mr Drury has no directorships in publicly quoted companies to declare.

ii) There are no details to disclose under paragraph 6.F.2(b) to (g) of the Listing Rules in relation to Mr Drury.

At the date of his appointment, Mr Drury had the following interests in shares and share options in United Utilities PLC as notified to the company in accordance with s324 of the Companies Act 1985:

Ordinary shares	20,123
A shares	5,323
SAYE options at 423.66p per share	303
Executive share options at 505.36p per share	3,469

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Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".